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                                  EXHIBIT 23.4
                               CONSENT OF KPMG LLP




The Board of Directors
Oxford Molecular Group PLC:

We consent to the incorporation by reference in the Registration Statement on Form S-8 of Pharmacopeia, Inc. of our report dated September 22, 2000, with respect to the combined balance sheets of Oxford Molecular Limited's software division, Oxford Molecular Group, Inc. and Chemical Design Holdings PLC as of December 31, 1999 and 1998, and the related combined profit and loss account, cash flow statement, statement of total recognized gains and losses and movements in shareholders' funds for each of the years in the three-year period ended December 31, 1999, which report appears in the Form 8-K/A of Pharmacopeia dated November 13, 2000.

/s/ KPMG LLP

Portland, Oregon
February 1, 2001